UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
OF MANAGEMENT INVESTMENT COMPANIES

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File Number: 814-00672				Date examination completed: October 22, 2009
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: NGP Capital Resources Company
4. Address of principal executive office (number, street, city, state, zip code): 1221 McKinney Street, Suite 2975, Houston, Texas 77010

Management Statement Regarding Compliance With Certain Provisions of the Investment
Company Act of 1940

October 27, 2009
PricewaterhouseCoopers LLP
201 Louisiana, Suite 2900
Houston, Texas 77002

To Whom It May Concern:

We, as members of management of NGP Capital Resources Company (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 22, 2009, and from September 29, 2009 through October 22, 2009.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 22, 2009, and from September 29, 2009 through October 22, 2009, with respect to securities reflected in the investment account of the Company.

NGP Capital Resources Company

By:

/s/ Stephen K. Gardner
Stephen K. Gardner Chief Financial Officer and Treasurer

October 27, 2009

PricewaterhouseCoopers LLP 1201 Louisiana Suite 2900 Houston TX 77002-5678 Telephone (713) 356 4000 Facsimile (713) 356 4717

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
NGP Capital Resources Company

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that NGP Capital Resources Company (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 22, 2009. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 22, 2009, and with respect to agreement of security purchases and sales, for the period from September 29, 2009 (the date of our last examination), through October 22, 2009:

-	Count and inspection of all securities located in the vault of Wells Fargo Corporate Trust Services in Houston, TX without prior notice to management;

-	Confirmation of all securities held by institutions in book entry form from Bank of America, SunTrust and Barclays;

-	Reconciliation of all such securities to the books and records of the Company and the Custodian;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that NGP Capital Resources Company complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 22, 2009 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of NGP Capital Resources Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
October 27, 2009